Exhibit 4.7

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Gannett Co., Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, par value $0.01 per share (“Common Stock”), and (ii) preferred stock purchase rights (the “Purchase Rights”) to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”). The following description of our securities is not intended to be complete, does not describe every aspect of our securities, and is subject to, and qualified in its entirety by reference to, all the provisions of our amended and restated certificate of incorporation, as amended (the “Charter”), all the provisions of our amended and restated bylaws (the “Bylaws”), and the Section 382 Rights Agreement (the “Rights Agreement”), dated as of April 6, 2020, between us and American Stock Transfer & Trust Company LLC, as Rights Agent (the “Rights Agent”). We refer you to the Charter, Bylaws, and Rights Agreement, copies of which have been filed as exhibits to our Annual Report on Form 10-K.

Authorized Capitalization

Our authorized capital stock consists of (i) 2,000,000,000 shares of Common Stock and (ii) 300,000 shares of preferred stock, par value $0.01 per share, issuable in one or more series designated by our board of directors (the “Board”), of which 150,000 shares have been designated as Series A Preferred Stock.

Common Stock

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Our Charter and Bylaws provide that directors will be elected by a plurality vote.

Subject to any preference rights of holders of any preferred stock that we may issue in the future, holders of our Common Stock are entitled to receive dividends, if any, declared from time to time by our Board out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to share ratably in all assets remaining after the payment of liabilities, and subject to any rights of holders of our preferred stock prior to distribution, including the Series A Preferred Stock.

Each share of our Common Stock includes a Purchase Right to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $10.00 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment as provided in the Rights Agreement (the “Purchase Price”). Prior to the occurrence of certain events, the Purchase Rights will not be exercisable or trade separately from our Common Stock. The Purchase Rights have no value except as reflected in the market price of the shares of the Common Stock to which they are attached, and can be transferred only with the shares of Common Stock to which they are attached. Except for the Purchase Rights, holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our Board has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our Common Stock. Our Board has designated 150,000 shares of preferred stock as Series A Preferred Stock which will only be issued if the Purchase Rights are triggered, as discussed in further detail below. The remaining 150,000 shares of preferred stock are undesignated. The effect of issuing preferred stock could include, among other things, one or more of the following:

•restricting dividends in respect of our Common Stock;
•diluting the voting power of our Common Stock or providing that holders of preferred stock have the right to vote on matters as a class;
•impairing the liquidation rights of our Common Stock; or
•delaying or preventing a change of control of us.

Series A Preferred Stock

The Series A Preferred Stock is reserved for issuance in connection with the Purchase Rights pursuant to the Rights Agreement. Upon issuance, each holder of the Series A Preferred Stock will be entitled to a number of votes equal to 1,000 subject to adjustment (the “Adjustment Number”) as described in the Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”), for each share of Series A Preferred Stock held on all matters submitted to a vote of stockholders. Our Series A Certificate of Designation and Bylaws provide that directors will be elected by a plurality vote. Because of the nature of the dividend, liquidation and voting rights of the Series A Preferred Stock, the value of one one-thousandth share of Series A Preferred Stock purchasable upon the exercise of each Purchase Right should approximate the value of one share of our Common Stock. The Series A Preferred Stock ranks junior to any other series of our preferred stock.

Subject to any preference rights of holders of any superior stock that we may issue in the future, and upon issuance of any Series A Preferred Stock, holders of our Series A Preferred Stock will be entitled to receive quarterly dividends, if any are declared by our Board out of legally available funds, equal to the greater of (i) $1.00 and (ii) the sum of (a) the Adjustment Number times the aggregate per share amount of all cash dividends and (b) the Adjustment Number times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of our Common Stock declared on the Common Stock since the immediately preceding quarterly dividend payment date or, with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a share of Series A Preferred Stock.

In the event of our liquidation, dissolution or winding up, the holders of our outstanding Series A Preferred Stock are entitled to receive an amount per share equal to the greater of (i) $1.00 plus any accrued and unpaid dividends and distributions thereon, and (ii) the Adjustment Number times the per share amount of all cash and other property to be distributed in respect of the Common Stock upon such liquidation, dissolution or winding up, prior to any distribution to holders of the Common Stock.

Holders of our Series A Preferred Stock have no preemptive, subscription, redemption or conversion rights.

There are currently no shares of Series A Preferred Stock issued and outstanding.

Description of our Purchase Rights

General

On April 6, 2020 (the “Effective Date”), we entered into the Rights Agreement pursuant to which we issued the Purchase Rights. The Rights Agreement is designed to prevent us from facing a substantial limitation on our ability to use our Tax Benefits (as defined in the Rights Agreement) to offset potential future income taxes for federal income tax purposes. Our ability to use our Tax Benefits would be substantially limited if we experience an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). A company generally experiences an ownership change if the percentage of its shares of stock owned by its “5-percent shareholders,” as defined in Section 382 of the Code, increases by more than 50 percentage points over a rolling three-year period. The Rights Agreement is intended to reduce the likelihood of an ownership change under Section 382 of the Code by deterring any Person (as defined in the Rights Agreement) or group of affiliated or associated

Persons from acquiring Beneficial Ownership (as defined in the Rights Agreement) of 4.99% or more of the outstanding Common Stock.

Effectiveness

Upon and following the Effective Date, Purchase Rights were issued in respect of all outstanding shares of Common Stock on April 16, 2020 (the “Record Date”), and will be issued for all shares of Common Stock issued after the Record Date and until the earliest of (i) the Distribution Date (as defined below), (ii) the redemption of the Purchase Rights, or (iii) the expiration of the Purchase Rights, each as provided by, and subject to the terms described in, the Rights Agreement.

Distribution and Transfer of Purchase Rights; Distribution Date; Purchase Rights Certificates

Subject to certain exceptions specified in the Rights Agreement, the Purchase Rights will separate from the Common Stock and become exercisable following the earlier of (i) 10 business days from the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or such earlier date on which a majority of the Board becomes aware of the existence of an Acquiring Person, or (ii) such date (prior to such time as any person or group of affiliated persons becomes an Acquiring Person), if any, as may be determined by action of the Board, in its sole discretion, following the commencement of, or public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates, the “Distribution Date”). A person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring Beneficial Ownership of 4.99% or more of the outstanding shares of Common Stock, except in certain situations (including a person or group of affiliated or associated persons that currently has Beneficial Ownership of the outstanding shares of Common Stock in excess of such thresholds unless and until such person or group becomes the Beneficial Owner of a percentage of shares of Common Stock outstanding that exceeds by 0.5% or more the percentage of shares of Common Stock outstanding that such person or group owned as of the first public announcement of the adoption of the Rights Agreement).

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Purchase Rights), the Purchase Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Purchase Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a legend incorporating the Rights Agreement by reference (and notice of such legend will be furnished to holders of book entry shares). Until the Distribution Date (or earlier redemption or expiration of the Purchase Rights), the surrender for transfer of any certificates for shares of Common Stock (or of any book entry shares of Common Stock) outstanding as of the Record Date, even without such legend (or notice of such legend) or a copy of the Summary of Rights, as provided in the Rights Agreement, will also constitute the transfer of the Purchase Rights associated with the shares of Common Stock represented by such certificate (or book entry). As soon as practicable following the Distribution Date, separate certificates evidencing the Purchase Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Purchase Rights.

The Purchase Rights are not exercisable until the Distribution Date.  The Purchase Rights will expire on the earliest of (i) April 5, 2023, (ii) the effective date of the repeal of Section 382 or any successor statute if the Board determines in its sole discretion that the Rights Agreement is no longer necessary or desirable for the preservation of net operating losses (“NOLs”) or other tax benefits, (iii) the first day of a taxable year of ours to which the Board determines in its sole discretion that no NOLs or other Tax Benefits may be carried forward, or (iv) the day following the certification of the voting results of our 2021 annual meeting of stockholders, or any adjournment thereof, if at or before such annual meeting or adjournment thereof, a proposal to approve the Rights Agreement has not been approved by stockholders, unless the Purchase Rights are earlier redeemed or exchanged by us, in each case as described below, or upon the occurrence of certain transactions.

Exempt Persons and Transactions

The Rights Agreement includes procedures whereby the Board will consider requests to exempt (i) any person or group (an “Exempt Person”) which would otherwise be an Acquiring Person, or (ii) any transaction (an “Exempt Transaction”) resulting in the Beneficial Ownership of Common Stock, prior to the consummation of such transaction, from the Acquiring Person trigger, in each case as determined by the Board in its sole discretion, provided that it shall only grant such an exemption if it determines in its sole discretion that such ownership would not reasonably be expected to jeopardize or endanger the availability of the NOLs or other tax benefits to us or if it otherwise determines that the exemption is in our best interests; provided further that, (A) in the case of an Exempt Person, if the Board later makes a contrary determination with respect to the effect of such person or group’s Beneficial Ownership with respect to the availability to us of its NOLs or other tax benefits, such person or group shall cease to be an Exempt Person, and (B) in the case of an Exempt Person or Exempt Transaction, the Board in its sole discretion may require the applicable person or group to make certain representations or undertakings, the violation or attempted violation of which will be subject to such consequences as the Board may determine in its sole discretion, including that such person or group shall become an Acquiring Person.

Flip-In Trigger

If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Purchase Right (other than Purchase Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will thereupon become null and void) will thereafter have the right to receive upon exercise of a Purchase Right that number of shares of Common Stock having a market value of two times the exercise price of the Purchase Right.

Flip-Over Trigger

If, after a person or group has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Purchase Right (other than Purchase Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a Purchase Right that number of shares of Common Stock of the person with whom we have engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Purchase Right.

Exchange Provision

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described above under “Flip-Over Trigger” or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Purchase Rights (other than Purchase Rights owned by such Acquiring Person, its affiliates and associates and certain transferees thereof which will have become null and void), in whole or in part, for shares of Common Stock or Series A Preferred Stock (or a series of our preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Series A Preferred Stock (or other preferred stock) equivalent in value thereto, per Purchase Right.

Redemption of the Purchase Rights

At any time prior to the time any person or group becomes an Acquiring Person, the Board may redeem the Purchase Rights in whole, but not in part, at a price of $0.001 per Purchase Right (the “Redemption Price”) payable, at our option, in cash, shares of Common Stock, or such other form of consideration as the Board determines in its sole discretion. The redemption of the Purchase Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Purchase

Rights, the right to exercise the Purchase Rights will terminate and the only right of the holders of Purchase Rights will be to receive the Redemption Price.

Amendment of Terms of Rights Agreement

For so long as the Purchase Rights are then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Purchase Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Purchase Rights (other than an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof).

Voting Rights; Other Stockholder Rights

Until a Purchase Right is exercised or exchanged, the holder will have no rights as a stockholder of ours, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Purchase Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (other than regular periodic cash dividends or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to in (ii) above).

The number of outstanding Purchase Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Anti-Takeover Effects of Delaware Law, the Charter, the Bylaws and the Rights Agreement

The following is a summary of certain provisions of our Charter, and Bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our Common Stock and our preferred stock will be available for future issuance without obtaining stockholder approval, except to the extent such approval is required by law or the listing requirements of the New York Stock Exchange (the “NYSE”), the exchange on which our Common Stock is listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Pursuant to our Charter, shares of our preferred stock may be issued from time to time, and the Board is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See “Preferred Stock” above.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Our Charter provides that Section 203 of the Delaware General Corporation Law (the “DGCL”), as amended, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203 of the DGCL, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of the Charter and Bylaws

Our Charter and Bylaws provide that directors may be removed only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders then issued and outstanding.

Ability of our Stockholders to Act and Advance Notice Bylaws

Our Charter and Bylaws do not permit our stockholders to call special stockholders’ meetings. Our Bylaws provide that any stockholder who wishes to bring business before a meeting of our stockholders, or to nominate candidates for election as directors at a meeting of our stockholders, must deliver advance notice of their proposals and nominations to us before the meeting pursuant to procedures specified within the Bylaws.
Forum Selection Clause

Under our Charter, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Charter or Bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine.

The Purchase Rights

The Purchase Rights have anti-takeover effects. If the Purchase Rights are exercised, shares of Series A Preferred Stock will be issued, which will cause significant dilution to an Acquiring Person that attempts to acquire us on terms not approved by our Board. The Purchase Rights should not interfere with any merger or other business combination approved by our Board since the Purchase Rights may be amended to permit such acquisition or be redeemed by us at the Redemption Price at any time prior to the time that a person or group becomes an Acquiring Person. For more information about the Purchase Rights, see “Description of Our Purchase Rights.”

Limitations on Liability and Indemnification of Directors and Officers

Our Charter and Bylaws provide for the indemnification of our directors and officers to the fullest extent authorized or permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. Our Charter additionally provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption from liability or limitation is not permitted under the DGCL. These limitations on liability and indemnification may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty, and may reduce the likelihood of derivative litigation against directors or officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

Transfer Agent and Registrar

The registrar and transfer agent for our Common Stock is American Stock Transfer and Trust Company, LLC.

Listing

Our Common Stock is listed on the NYSE under the symbol “GCI.”